May 28, 2010
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Patrick Gilmore Accounting Branch Chief

Re:	Synchronoss Technologies, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 9, 2010 Form 10-Q for Fiscal Quarter Ended March 31, 2010 Filed May 4, 2010 File No. 000-52049
Dear Mr. Gilmore:
Synchronoss Technologies, Inc. (“SNCR”) is providing this letter in response to the May 11, 2010 letter to SNCR from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience, we have repeated your comments in italicized print. SNCR’s responses (the “Responses” and, each, a “Response”) are provided below for each comment. The Responses below are based solely on the inquiry that SNCR has conducted and materials it has reviewed as of May 28, 2010 in response to the comments.
Form 10-K for Fiscal Year Ended December 31 2009
Item 1. Business
Customers, page 10
1.
We note that AT&T accounted for 65% of your total revenues in fiscal year 2009 and that you have an agreement with AT&T that runs through December 2013. A description of the material terms of the contractual arrangements with AT&T appears warranted. Please revise in future filings.

Securities and Exchange Commission
May 28, 2010

RESPONSE TO COMMENT 1:
In future filings, beginning with the Form 10-Q to be filed for the second fiscal quarter ending June 30, 2010, we will include a description of the material terms of the contractual arrangements with AT&T for which confidential treatment has not been granted or requested pursuant to Rule 406 under the Securities Act of 1933, as amended.
Item 6. Selected Financial Data, page 29
2.
We note you have recorded long-term lease financing obligations associated with the Pennsylvania facility for the last two fiscal years, Please tell us how you considered including these obligations as part of the balance sheet data pursuant to Instruction 2 to Item 301 of Regulation S-K.

RESPONSE TO COMMENT 2:
In response to the Staff’s comment, we have reconsidered whether the long-term lease financing obligations associated with our Pennsylvania facility should be included as part of the balance sheet data. We advise the Staff that in future filings beginning with the Form 10-K for the year ended December 31, 2010, we will add the long-term lease obligation amount to the balance sheet data presented in Item 6.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
3.
Please tell us what consideration you have given to expanding the overview of this section in the Form 10-K and the Form 10-Q for the quarter ended March 31, 2010 to describe in greater detail the known trends and uncertainties that will have, or are reasonably likely to have, an impact on your liquidity, capital resources or results of operations, For example, consider discussing some of the factors referenced in the Q4 2009 Earnings Conference Call such as your global strategy, efforts to grow relationships outside of AT&T, and the factors that led to a 12% growth in revenue from AT&T in 2009.

RESPONSE TO COMMENT 3:
In future filings beginning with the Form 10-Q for the second fiscal quarter ending June 30, 2010, we will expand the MD&A to describe in greater detail and/or quantify the material impact that known trends and uncertainties will have, or are reasonably likely to have on our liquidity, capital resources or results of operations.

Securities and Exchange Commission
May 28, 2010

Item 8. Financial Statements and Supplementary Data
Note 9. Stock Plans
Stock Options, page 59
4.
Clarify whether the holders of non-vested restricted stock have nonforfeitable rights to dividends or dividend equivalents. In this regard, tell us whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method, Refer to ASC 260-10-45.61A.

RESPONSE TO COMMENT 4:
Based on our review of our stock plans and related documents, we have determined that holders of nonvested restricted stock do not have non-forfeitable rights to dividends or dividend equivalents. Accordingly, we do not consider these awards to be participating securities that should be included in our computation of earnings per share under the two-class method.
Note 11. Income Taxes, page 61
5.
Please tell us how your reconciliation of unrecognized tax benefits complies with the disclosures required in ASC 740-10-50-15(a). In this regard, we note that you are including the increases and decreases in unrecognized tax benefits as a result of positions taken during a prior year in the same line item. See the example disclosure in ASC 740-10-55-217.

RESPONSE TO COMMENT 5:
In future filings beginning with the Form 10-K for the year ended December 31, 2010, we will expand the Income Taxes Note to include the gross amount of increases and decreases in unrecognized tax benefits as a results of positions taken during current or prior periods.
Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 65
6.
We note your statements in the Form 10-K and the Form 10-Q for the quarter ended March 31, 2010 that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Please confirm, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive and financial officers concluded that your disclosure controls and procedures were effective at that reasonable assurance level as of the end of the fiscal year and fiscal quarter ended March 31, 2010. Please revise your disclosure in future filings accordingly. Alternatively, you may remove from future filings the discussion of the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of SEC Release No, 33-8238, Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

Securities and Exchange Commission
May 28, 2010

RESPONSE TO COMMENT 6:
In future filings beginning with the Form 10-Q for the second fiscal quarter ending June 30, 2010, we will remove the discussion of the level of assurance of our disclosure controls and procedures.
Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement Filed April 8, 2010)
Benchmarking of Base Compensation and Equity Holdings, page 13
7.
You disclose that the Compensation Committee sets the executive officers’ salaries, bonuses, and equity holdings “at a level that it believes is competitive with executive with similar roles” at peer companies. In future filings, where you rely on benchmarking, please disclose in quantitative terms how total compensation, and the relevant elements thereof, compared to the benchmark. For example, we note your disclosure that Messrs, Waldis, Irving, Garcia and Putnam received grants at the “high end of similar provisions at our peer companies” but you do not identify the benchmark. Furthermore, where compensation falls outside of the benchmark, please include a discussion demonstrating how you determined actual compensation levels. See Item 402(b)(2)(xiv) of Regulation S-K.

RESPONSE TO COMMENT 7:
In future filings, beginning with the 2011 Definitive Proxy Statement, when we rely on benchmarking, we will disclose in quantitative terms how total compensation, and the relevant elements thereof, compared to the benchmark.
Elements of Compensation, page 14
8.
For performance measures used in determining executive compensation that are non-GAAP financial measures, such as the 2009 non-GAAP operating income under your 2009 operating plan, please disclose how each non-GAAP financial measure is calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

RESPONSE TO COMMENT 8:
One of the performance measures used in determining the compensation of our executives is non-GAAP operating income. We define non-GAAP operating income as GAAP operating income before stock-based compensation expense. We acknowledge the Staff’s comment and advise the Staff that in future filings, beginning with the 2011 Definitive Proxy statement, we will disclose how we calculate non-GAAP operating income and other non-GAAP financial measures, if any, that are used in our determination of executive compensation.

Securities and Exchange Commission
May 28, 2010

Item 15. Exhibits and Financial Statement Schedules, page 69
9.
We note that you originally filed the Amendment dated January 1, 2009 to the Cingular Master Services Agreement (Exhibit 10.11(a)) and the AT&T Order Management Center Contract dated as of January 1, 2009 between AT&T Services, Inc. and the company (Exhibit 10.11(b)) as exhibits to a Form 10-Q on May 8, 2009, but did not list either agreement in the exhibit index of the Form 10-K. The exhibit index for the Form 10-K must list each exhibit required in the Form 10-K even if it was previously filed. Please refer to Regulation S-K Compliance & Disclosure Interpretation Question 146.02 available on our website. Further, please revise the exhibit index to indicate that the Cingular Master Services Agreement was incorporated by reference to the company’s registration statement on Form S-1 (File No. 333-132080) rather than to the company’s Form 10-K for the year ended December 31, 2008.

RESPONSE TO COMMENT 9:
In future filings, beginning with the Form 10-K for the year ending December 31, 2010, we will list in the exhibit index each document required in the Form 10-K and will indicate in such exhibit index that the Cingular Master Services Agreement was incorporated by reference to the company’s registration statement on Form S-1 (File No. 333-132080).
10.
It appears that you did not file the employment agreement with Daniel Rizer, Executive Vice President of Business Development of the company. We note that you have instead incorporated by reference the employment agreement of Omar Tellez who is no longer a named executive officer for purposes of Item 402(a)(3) of Regulation S-K. Please advise.

RESPONSE TO COMMENT 10:
We inadvertently omitted the employment agreement between SNCR and Daniel Rizer, Executive Vice President of Business Development of SNCR. We will file Mr. Rizer’s employment agreement with our Form 10-Q for the second fiscal quarter ending June 30, 2010.
* * *
We understand from a telephone call with Jan Woo on May 14, 2010 that the Staff would also like us to address certain disclosure required by Item 407(c)(2)(vi) and Item 407(h) of Regulation S-K.
Item 407(c)(2)(vi) of Regulation S-K requires us to describe, among other things, our nominating committee’s process for identifying and evaluating nominees for directors and any differences in the manner in which the nominating committee evaluates nominees for directors based on whether the nominee is recommended by a security holder, and whether, and if so how, the nominating committee or the board considers diversity in identifying nominees for directors. Item 407(c)(2)(vi) of Regulation S-K further requires us to describe how any policy with regard to the consideration of diversity in identifying director nominees is implemented, as well as how the nominating committee or the Board assesses the effectiveness of any such policy.

Securities and Exchange Commission
May 28, 2010

We respectfully advise that on page 8 of our 2010 Definitive Proxy Statement we disclosed that our Nominating/Corporate Governance Committee has not adopted a formal policy regarding the consideration of diversity in identifying director nominees. However, in response to the Staff’s comment, we intend in future filings to expand our narrative description of our Board’s consideration of diversity in identifying nominees for director to read substantially as follows (italics indicate new language from our 2010 Definitive Proxy Statement):
“Our Nominating/Corporate Governance Committee of our Board of Directors reviews and reports to our Board of Directors on a periodic basis with regard to matters of corporate governance, and reviews, assesses and makes recommendations on the effectiveness of our corporate governance policies. In addition, our Nominating/Corporate Governance Committee reviews and makes recommendations to our Board of Directors regarding the size and composition of our Board of Directors and the appropriate qualities and skills required of our directors in the context of the then current make-up of our Board of Directors. In considering nominees for our Board of Directors, our Nominating/Corporate Governance Committee considers each candidate’s independence, personal and professional integrity, financial literacy or other professional or business experience relevant to an understanding of our business, ability to think and act independently and with sound judgment and ability to serve our stockholders’ long-term interests. These factors, and others as considered useful by our Nominating/Corporate Governance Committee, including diversity of background, experience and perspective, are reviewed in the context of an assessment of the perceived needs of our Board of Directors at a particular point in time. As a result, the priorities and emphasis of our Nominating/Corporate Governance Committee and of our Board of Directors may change from time to time to take into account changes in business and other trends, and the portfolio of skills and experience of current and prospective directors. Although our Nominating/Corporate Governance Committee has not adopted a formal policy regarding the consideration of diversity in identifying director nominees, it does not intend that each director will have the same background, skills and experience. In searching for new directors, our Nominating/Corporate Governance Committee attempts to attract candidates from diverse backgrounds who combine a broad spectrum of experience and expertise.
Item 407(h) of Regulation S-K requires us to disclose, among other things, the extent of our board’s role in our risk oversight, such as how the board administers its oversight function, and the effect that this has on the board’s leadership structure.

Securities and Exchange Commission
May 28, 2010

In response to the Staff’s comment, we intend to include in future filings, beginning with the 2011 Definitive Proxy Statement, expanded disclosure under the “Corporate Governance” section of our Definitive Proxy Statement, to read substantially as follows:
Role of the Board in Risk Oversight. One of the Board’s key functions is informed oversight of our risk management process. The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through its interaction with management and through various Board standing committees that address risks inherent in their respective areas of oversight. Management is responsible for identifying risk and risk controls related to significant business activities; mapping the risks to company strategy; and developing programs and recommendations to determine the sufficiency of risk identification, and the appropriate manner in which to control risky activity. The Board implements its risk oversight responsibilities by having management provide periodic briefing and informational sessions on the significant voluntary and involuntary risks that the Company faces and how the Company is seeking to control risk if and when appropriate. In some cases, as with risks of new technology and risks related to product acceptance, risk oversight is addressed as part of the full Board’s engagement with our Chief Executive Officer and management. In other cases, a Board committee is responsible for oversight of specific risk topics. In particular, our Audit Committee has the responsibility to consider and discuss our major financial, insurable and other operational risks and the steps our management has taken to monitor and control these risks. The Audit Committee also monitors compliance with legal and regulatory requirements. Our Nominating/Corporate Governance Committee monitors the effectiveness of our anonymous tip process and corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. It is the responsibility of the committee chairs to report findings regarding material risk exposures to the Board as quickly as possible.
* * *

Securities and Exchange Commission
May 28, 2010

We acknowledge that:
(a)	SNCR is responsible for the adequacy and accuracy of the disclosure in each of the above-referenced filings with the SEC;
(b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings with the Commission; and
(c)	SNCR may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at (908) 547-1239 if you have any questions or would like additional information regarding this matter.
Sincerely,
Ronald J. Prague
Vice President and General Counsel

cc:	Mr. Stephen G. Waldis Mr. Lawrence R. Irving Marc Dupre, Esq.